Filed pursuant to Rule 433

Registration No. 333-202465

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated September 12, 2017

$750,000,000

4.500% Fixed-to-Floating Rate Junior Subordinated Notes due 2047

Issuer:	Prudential Financial, Inc.

Securities:	4.500% Fixed-to-Floating Rate Junior Subordinated Notes due 2047

Principal Amount:	$750,000,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

Maturity Date:	September 15, 2047

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	4.500%, accruing from and including September 15, 2017 to but excluding September 15, 2027, payable semi-annually in arrears on each March 15 and September 15, beginning on March 15, 2018 and ending September 15, 2027.

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 2.380%, accruing from and including September 15, 2027, payable quarterly in arrears on each March 15, June 15, September 15 and December 15, beginning on December 15, 2027.

Day Count Convention:	30/360 during the Fixed-Rate Period and Actual/360 during the Floating-Rate Period

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after September 15, 2027 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time prior to September 15, 2027, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

Offering Price:	100.000%

Proceeds (after underwriting discount and before expenses) to the Issuer:	$742,500,000 (99.000% of principal amount)

Pricing Date:	September 12, 2017

Settlement Date:	September 15, 2017 (T+3)

CUSIP/ISIN:	744320 AW2/US744320AW24

Security Ratings:	Moody’s: Baa2 Standard & Poor’s: BBB+ Fitch: BBB

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:	Natixis Securities Americas LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc. The Williams Capital Group, L.P.

Junior Co-Managers:	CastleOak Securities, L.P. Drexel Hamilton, LLC Keefe, Bruyette & Woods, Inc. Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc. Siebert Cisneros Shank & Co., L.L.C.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Credit Suisse Securities (USA) Inc. toll-free at 1-800-221-1037, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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